SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2002

                              ROBOGROUP T.E.K. LTD.
                              (Name of Registrant)


      Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F [X] Form 40-F  [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes [ ]  No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- -----------------

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                             ROBOGROUP T.E.K LTD.

6-K Items

1. RoboGroup T.E.K Ltd. press release dated November 26, 2002.


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                                                                          ITEM 1


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Press Release                                      Source: RoboGroup T.E.K. Ltd.

RoboGroup Posts 3rd Quarter Profit of NIS 4 Million
Tuesday November 26, 4:00 pm ET

ROSH HA'AYIN, Israel, Nov. 26 /PRNewswire-FirstCall/ -- RoboGroup T.E.K. Ltd. (Nasdaq: ROBO - News), today reported third quarter 2002 revenues of approximately NIS 27 million (US$ 5.5 million), compared to NIS 23.3 million in the corresponding period of 2001. The increase of approximately NIS 3.7 million was primarily attributable to the increase in revenues of the Education Sector (mainly from the e-learning project). For the first nine months of 2002, revenues amounted to approximately NIS 63.5 million (US$ 13 million), as compared to approximately NIS 66.9 million in the corresponding period in 2001.


The cost of the Company's revenues during the first nine months of 2002 was approximately 47% of revenues as compared with approximately 60.5% in the corresponding period in 2001. The improvement derived primarily from an increase in revenues from YET development projects that have a relatively high profit margin, as well as from a change in the Company's sales mix.


The Company's operating expenses during the first nine months of 2002 were approximately NIS 30.1 million as compared with approximately NIS 31 million in the corresponding period in 2001.


The main changes were as follows:


Net R&D expenditures for the first nine months of 2002 decreased by approximately NIS 0.3 million compared with the corresponding period in 2001. This resulted mainly from a decrease in the development expenses of the Education Sector of approximately NIS 1 million. This decrease was offset primarily by an increase of approximately NIS 0.8 million in investments in the development activities of MemCall, which amounted to NIS 3.9 million in the first nine months of 2002.


Marketing and sales costs for the first nine months of 2002 declined by approximately NIS 1.1 million as compared with the corresponding period in 2001, due primarily to lower marketing expenses in the Education Sector. General and administrative expenses for the first nine months of 2002 increased by approximately NIS 0.6 million in comparison to the corresponding period of 2001, mainly as a result of increased expenses of the Education Sector.


The income from operations in the first nine months of 2002 was approximately NIS 3.4 million compared with a loss from operations of approximately NIS 4.6 million in the corresponding period in 2001.


The Company's income before taxes for the first nine months of 2002 amounted to approximately NIS 3.2 million compared to a loss of approximately NIS 1.9 million in the corresponding period last year. For the three-month period ended September 2002, pre-tax income was NIS 4.4 million, versus NIS (0.4) million in the prior year period.


Excluding the approximately NIS 5 million investment in MemCall that was charged to expenses during the first nine months of 2002, the Company's income before taxes amounted to approximately NIS 8.2 million.


Chairman and CEO Rafael Aravot noted that net after-tax income for the three months ended September 2002 was NIS 4.2 million (US$ 0.9 million), NIS 0.39 per share, compared with a loss of NIS 0.5 million 0.05 per share in the third quarter of 2001. Net income for the first nine months of 2002 amounted to NIS
2.0 million (US$ 0.4 million), equal to NIS 0.19 per share, versus a loss of NIS
2.1 million, or NIS 0.20 per share in the comparable period of 2001. Moreover, backlog remained high, at approximately NIS 19.8 million, whereas the September 2001 backlog was approximately NIS 14.5 million.


A significant component of the increased backlog is an agreement, signed in December 2001, to provide an e-learning training system for consideration of over US$ 4 million. The e-learning system to be delivered under the agreement will include content packages related to the Company's principal field of expertise in the development and production of technology training systems. The project is expected to take up to two years. The company is striving to complete the project in 2003.


The Company believes that the successful completion of the project may provide the foundation for a product line in the e-learning field. The Company reports its income according to milestones based on the delivery of the products. With the first delivery having been made during the third quarter of 2002, this quarter also marked the first recorded revenues and expenses for this project.


During the third quarter, YET also initiated preliminary marketing activities with the cooperation of YEC in Europe and the U.S. in order to establish its presence in these markets. YET has initiated negotiations with a European company in regard to a private label agreement. During the quarter and through the date of this report, YET made its first preliminary non-YEC sales (in immaterial amounts) to several clients in Europe and in the U.S.


During the third quarter of 2002, YET delivered approximately US$ 800,000 of development services to Yaskawa Electric Corporation (hereinafter "YEC"). The approved working plan for YET for 2002 forecasts a pre-tax profit of approximately US$ 1.75 million. Based on the progress of ongoing R&D projects and related revenues, YET's management predicts that the forecast will be met.


During the first three quarters of 2002, MemCall continued its capital raising efforts with external entities. The condition of the networking market, which has experienced a substantial decrease in sales, is substantially reducing the current market for MemCall. In addition, the condition of the capital markets continues to be difficult and, consequently, MemCall's management cannot estimate if and when it will be possible to raise funds for its activities. The date when the first MemCall products will be ready cannot be determined until the capital raising process is successfully completed.


During the third quarter of 2002, a contract manufacturer delivered a preliminary amount of test chips designed to check basic functions in MemCall's first planned product (GSP1). In evaluating the test chip, substantial problems were found in the manufacturing process of the contract manufacturer, and, as a result, MemCall was only able to check some of the functions intended for evaluation. MemCall is considering whether to continue working with or replace the contract manufacturer.


During October 2002, MemCall recruited Ilan Shaari as Vice President, Products. Mr. Shaari, who has broad experience in the networking industry, will focus on defining MemCall's products and technical communication with potential customers.


Effective November 25, 2002, Ms. Anat Kats-Ifargan resigned as the Company's CFO. Mr. Hanan Eibushitz began to serve as the Company's CFO on the same day.


The space in RoboGroup's building in Rosh Ha'Ayin that is not occupied by the Company is leased to three outside tenants. During the third quarter of 2002, the Company recorded approximately US$ 164,000 in revenues in rental revenues from these tenants.


As of September 30, 2002, the exchange rate between the US dollar and the New Israeli Shekel was US$ 1 = NIS 4.871.


A complete board of directors' report for the second quarter of 2002 is available on the Company's website at http://www.robo-group.com or as a PDF file upon request. Please contact Steven Bregman at FRMO Corp. at 646-495-7329.


RoboGroup engages in three business sectors. The first focuses on new high tech ventures such as MemCall, a fabless VLSI semiconductor developer with unique Call Out Memory(TM) technology for Internet and communications applications in need of intensive Search and Filter capabilities. The second is comprised of Yaskawa Eshed Technology (YET), a joint venture with Japan's Yaskawa Electric Corp., which provides industrial motion controls, particularly those based on its patented algorithms. The third sector is devoted to RoboGroup's training products and e-learning system. RoboGroup is a world leader in engineering and manufacturing technology training systems. The Company is market driven, deriving its growth from technological leadership, strong partnerships and management expertise.


For more information, visit http://www.robo-group.com.


To the extent that this press release discusses expectations about market conditions or about market acceptance and future sales of the Company's products, or otherwise makes statements about the future, such statements are forward-looking and are subject to a number of risks and uncertainties that could cause results to differ materially from the statements made. These factors include the rapidly changing technology and evolving standards in the industries in which the Company and its subsidiaries operate, risks associated with the acceptance of new products by individual customers and by the market place and other factors discussed in the business description and management discussion and analysis sections of the Company's Annual Report on Form F-20.

                 Summarized Consolidated Statement of Income
                     (Consolidated Translation into US$)


                                Nine month       Nine month
                                     ended            ended    Year ended
                                  Sept. 30         Sept. 30       Dec. 31
                                      2002             2001          2000
                                    US$ (K)          US$ (K)       US$ (K)
                                 (Unaudited)      (Unaudited)    (Audited)

    Revenue, net                     13,031          13,736        18,066
    Cost of Revenue                   6,151         * 8,313        10,782
    Gross profit                      6,880           5,423         7,284

    Research and development
      net costs                       1,989         * 2,059         2,594
    Marketing and selling expenses    2,275           2,505         3,328
    Administrative and
      general expenses                1,917           1,794         2,649
    Total operating expenses          6,181           6,358         8,571

    Operating profit (loss)             699            (935)       (1,287)

    Financial (expenses) Income        (227)            209           404
    Other income                        183             328           568

    Income (loss) before taxes          655            (398)         (315)
    Taxes on income                    (243)            (34)         (186)
    Company share in losses of
      affiliate company                  --              --            --

    Net Income (loss)                   412            (432)         (501)

    Net Income (loss) per share        0.04           (0.20)        (0.05)

     * Reclassified
     1. The financial statements at September 30, 2002 have been translated into US dollars solely for the convenience of the American reader. This translation was made at the US dollar to the New Israeli Shekel exchange rate in effect on the mentioned date, that is, US$ 1 = NIS 4.871.

     2. The net loss per share for the reported periods in these reports has been calculated in accordance with generally accepted accounting principles in Israel and USA.

                    Summarized Consolidated Balance Sheet
                     (Consolidated Translation into US$)


                                   Sept. 30        Sept. 30        Dec. 31,
                                     2002            2001            2001
                                    US$ (K)         US$ (K)        US$ (K)
                                 (Unaudited)     (Unaudited)      (Audited)

    Assets

    Current assets
    Cash and cash equivalents         5,360           2,556         2,369
    Short term investments              391             454           447
    Trade receivables                 4,014           4,620         5,188
    Receivables and debit balances    1,073             705           877
    Inventories                       3,968           3,926         3,656
                                     14,806          12,261        12,537

    Long term loans, investments
      and receivables                                    35
    Long term receivables and
      other investments                  23              23            23
    Fixed assets, net                 8,073           8,328         8,365
    Other assets                        232             249           242
                                     23,134          20,896        21,167

    Liabilities and Capital
    Current liabilities               7,959           9,210         9,361
    Long term bank loans              4,609           1,986         1,924
    Severance pay, net                  393             333           306
    Shareholders equity              10,173           9,367         9,576
                                     23,134          20,896        21,167


Source: RoboGroup T.E.K. Ltd.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ROBOGROUP T.E.K. LTD.
                                             (Registrant)




                                        By: /s/ Rafael Aravot
                                        ---------------------------------------
                                                Rafael Aravot
                                                Chief Executive Officer


Date: November 26, 2002